Public Service Company of New Hampshire and Subsidiary					Exhibit 12
Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Thousands of Dollars)	2014	2013	2012	2011	2010
Earnings, as defined:
Net income	$113,944	$111,397	$96,882	$100,267	$90,067
Income tax expense	72,135	71,101	60,993	49,945	50,801
Equity in earnings of regional nuclear generating companies	(8)	(12)	(8)	(7)	(23)
Dividends received from regional equity investees	-	42	-	-	80
Fixed charges, as below	46,530	47,318	52,769	52,111	54,721
Less: Interest capitalized (including AFUDC)	(640)	(500)	(1,579)	(7,064)	(6,621)
Total earnings, as defined	$231,961	$229,346	$209,057	$195,252	$189,025

Fixed charges, as defined:
Interest on long-term debt (a)	$45,116	$44,370	$46,228	$36,832	$36,220
Interest on rate reduction bonds	-	(154)	2,687	6,276	9,660
Other interest (b)	233	1,960	1,313	1,039	1,187
Rental interest factor	541	642	962	900	1,033
Interest capitalized (including AFUDC)	640	500	1,579	7,064	6,621
Total fixed charges, as defined	$46,530	$47,318	$52,769	$52,111	$54,721

Ratio of Earnings to Fixed Charges	4.99	4.85	3.96	3.75	3.45

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011 and 2010, other interest includes interest related to accounting for uncertain tax positions.